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                             September 14, 2020

       Christopher Martin
       Chief Executive Officer
       ADC Therapeutics SA
       Biop  le, Route de la Corniche 3B
       1066 Epalinges
       Switzerland

                                                        Re: ADC Therapeutics SA
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
11, 2020
                                                            CIK No. 0001771910

       Dear Mr. Martin:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Yasin Keshvargar